Exhibit 99.1



                              FOR IMMEDIATE RELEASE



Investor Relations:                                       Media Relations:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5740
     800-252-3526                                              800-252-3526

              ELAN ANNOUNCES FINAL SETTLEMENT OF SEC INVESTIGATION

              Settlement concludes all aspects of the investigation

Dublin, Ireland, February 8, 2005 - Elan Corporation, plc today announced that the Commissioners of the Securities and Exchange Commission (SEC) have given final approval to the previously announced provisional agreement between Elan and the Staff of the SEC to settle the investigation by the SEC's Division of Enforcement that commenced in February 2002. The approved settlement concludes all aspects of the investigation with respect to Elan and its current and former Directors and Officers.

"I am pleased to announce the final settlement of the SEC investigation," said Kelly Martin, Elan's president and chief executive officer. "This is an important step forward for Elan, its shareholders and patients. Closure on the SEC investigation removes uncertainty and allows us to focus all of our energies on bringing innovative science to patients in our core areas of neurodegenerative and autoimmune diseases and, in particular, executing on the successful launches of Tysabri and Prialt."

Terms of Settlement with SEC

Under the agreement reached with the SEC the Company neither admits nor denies the allegations contained in the SEC's civil complaint, which includes allegations of violations of some provisions of the federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The settlement contains a final judgment restraining and enjoining the Company from future violations of these provisions. In addition, the Company will pay a civil penalty of $15 million. In connection with the settlement, the


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Company will not be required to restate or adjust any of its historical financial results or information.

On October 4, 2004, the Company announced that it had included in its financial statements a reserve of $55 million, net of insurance coverage, to cover the Company's estimated liability related to the SEC investigation and the shareholder class action pending in the U.S. District Court for the Southern District of New York. The terms of the class action settlement are subject to final Court approval. A hearing is scheduled for February 18, 2005, at which the Court will consider final approval of the settlement.

About Elan

Elan is a neuroscience-based biotechnology company that is focused on discovering, developing, manufacturing, selling and marketing advanced therapies in neurodegenerative diseases, autoimmune diseases and severe pain. Elan's (NYSE: ELN) shares trade on the New York, London and Dublin Stock Exchanges.

Forward-Looking Statement

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the proposed settlement and Elan's financial condition, results of operations and liquidity that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein is whether the Court grants approval of the class action settlement on the terms proposed, or at all. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F/A (Amendment No. 1) for the fiscal year ended December 31, 2003, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.